Exhibit (a)(5)(F)

UNITED ONLINE REDUCES NUMBER OF SHARES SUBJECT TO DUTCH
TENDER OFFER AND EXTENDS THE EXPIRATION DATE

        WOODLAND HILLS, California (November 24, 2004)—United Online, Inc. (NasdaqNM: UNTD) announced today that the number of shares that it is offering to purchase in its previously announced Dutch auction tender offer is reduced from 16,666,666 shares to 14,285,714 shares, or approximately 23.4% of its outstanding common stock, representing the maximum number of shares that could have been purchased by United Online at the maximum offer price under the original tender offer. The offer price range remains at not less than $9.00 nor more than $10.50 per share. United Online is extending the expiration date of the tender offer to 12:00 midnight, New York City time, on Wednesday, December 8, 2004.

        All stockholders will be receiving a Supplement to the Offer to Purchase and a new Letter of Transmittal. Stockholders that have already tendered their shares in the tender offer do not need to take any action unless they wish to change or withdraw their tender.

        A total of 1,676 shares of common stock have been deposited under the tender offer, including shares subject to guaranteed delivery. The reported closing price of United Online's common stock on the The Nasdaq National Market on November 23, 2004 was $10.75, which is higher than the maximum price in the tender offer.

        None of United Online, its Board of Directors, the dealer manager or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to United Online.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of United Online's common stock. The solicitation of offers to buy shares of United Online common stock is only made pursuant to the offer to purchase and related materials that United Online has sent to its stockholders, and pursuant to the supplement to the offer to purchase and related materials that United Online is sending to its stockholders. Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the offer. Stockholders will be able to obtain the offer to purchase, the supplement to the offer to purchase and other filed documents for free at the SEC's website at www.sec.gov or from Deutsche Bank Securities Inc., the dealer manager, by calling (800) 735-7777. United Online urges stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

ABOUT UNITED ONLINE:

        United Online, Inc. (NasdaqNM: UNTD—News) is a leading provider of consumer Internet subscription services through a number of brands, including NetZero, Juno and Classmates. The company's pay services include Internet access, accelerated dial-up services, premium email, personal Web-hosting and domain services and community-based networking. It also offers consumers free Internet access, email and Web hosting. The company's access services are available in more than 8,000 cities across the United States and in Canada. United Online is headquartered in Woodland Hills, CA, with offices in New York City, Renton, WA, San Francisco, CA, Orem, UT, and Hyderabad, India. For more information about United Online and its Internet subscription services, please visit http://www.untd.com.

CONTACT:	United Online, Inc. Investor Contact: Brent Zimmerman (818) 287-3350 investor@untd.com